

07007008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 18248

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Time Capital Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Roosevelt Avenue
(No. and Street)

Port Jefferson Station	New York	11776
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yvonne James 631-331-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, CPA
(Name – *if individual, state last, first, middle name*)

67 Wall Street, 22nd Floor	New York	New York	10005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard G. Rohman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TimeCapital Securities Corporation, as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



YVONNE JAMES
Notary Public State of New York
No. 4678164
Qualified in Suffolk County
Commission Expires Aug. 31, 20 10

Signature

Vice-President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Amundsen
Certified Public Acountant
67 Wall Street, #2200
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

TimeCapital Securities Corporation

Index to Financial Statements

March 31, 2007


SEC MAIL PROCESSING
RECEIVED
MAY 2 9 2007
WASH. D.C.
190
SECTION

Annual Audit Report Form X-17A-5

Independent Auditor's Report

Statement of Financial Condition

Statement of Operations

Statement of Changes in Stockholder Equity

Statement of Cash Flows

Notes to Financial Statements including Patriot
Act Compliance

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c 3-1

Computation for Determination of the Reserve Requirements
For Brokers and Dealers Pursuant to Rule 15c 3-3

Independent Auditor's Report on Internal
Control Structure Required by SEC Rule 17a-5

Joseph Amundsen
Certified Public Accountant
67 Wall Street
New York, NY 10005
212/709-8250

Independent Auditor's Report

Board of Directors
TimeCapital Securities Corporation

I have audited the accompanying statement of financial condition of TimeCapital Securities Corporation as of March 31, 2007, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TimeCapital Securities Corporation at March 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the
the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Joseph Amundsen, CPA
New York, New York
May 16, 2007

TimeCapital Securities Corporation

Statement of Financial Condition

March 31, 2007

Assets	
Cash	$ 504,410
Receivables (Note 1)	261,511
Prepaid Expenses	20,182
Current assets	786,103
Membership in exchange (Note 1)	1,100
Furniture, equipment and building improvements, at cost, less accumulated depreciation and amortization of $237,606 (Note 1)	141,187
	928,390

Liabilities and stockholders' equity	
Accounts payable and accrued expenses	363,022
Current liabilities	363,022
Stockholders' equity	
Common stock	40,000
Additional paid-in capital	397,487
Retained earnings	127,881
Total stockholders' equity	565,368
	$ 928,390

See accompanying notes to financial statements.

TimeCapital Securities Corporation

Statement of Operations

For the Year Ended March 31, 2007

Revenues	
Commissions	$ 2,050,982
Management income	655,926
Net investment gains	2,034
Interest and dividends	21,704
	2,730,646
Expenses	
Commissions	1,192,069
Clearing and execution	238,220
Employee compensation and benefits	805,653
Automobile expenses	32,807
Dues and subscriptions	14,051
Rent	25,200
Telephone	18,386
Office supplies and expenses	49,466
Other operating expenses	297,293
	2,673,146
Net income before income taxes	57,500
Provision for income taxes:	
Estimated tax liability	(8,625)
Less: available tax credits	7,505
Tax expense	(1,120)
Net income	$ 56,380

See accompanying notes to financial statements.

TimeCapital Securities Corporation

Statement of Changes in Stockholders' Equity

For the Year Ended March 31, 2007

	Common Stock	Additional Paid-in Capital	Retained Earnings
Balance at April 1, 2006	$ 40,000	$ 397,487	$ 71,501
Net Income			56,380
Balance at March 31, 2007	$ 40,000	$ 397,487	$ 127,881

Seew accompanying notes to financial statements.

TimeCapital Securities Corporation

Statement of Cash Flows

For the Year Ended March 31, 2007

Cash flows from operating activities:		
Net income		$ 56,380
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	$ 16,329	
(Increase) decrease in operating assets:		
Receivables	(117,491)	
Prepaid expenses	(5,941)	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	156,211	
Total adjustments		49,108
Net cash provided by operating activities		105,488
Cash flows from investing activities:		
Acquisition of property and equipment		(84,461)
Increase in cash		21,027
Cash and equivalents, beginning of year		483,383
Cash and equivalents, end of year		$ 504,410

See accompanying notes to financial statements.

TimeCapital Securities Corporation

Notes to Financial Statements

For the Year Ended March 31, 2007

1. Significant Accounting Policies

TimeCapital Securities Corporation, (the Company) is a securities broker dealer, registered with the Securities and Exchange Commission and a member of the National Association of Securities Dealers, Inc., and the Boston Stock Exchange.

The Company prepares its financial statements on the accrual basis of accounting. Principal transactions and commission revenues and expenses from customer transactions are recorded on a trade date basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Related Party Transactions

The Company pays rent for office space to a related party on a month to month basis.

The Company charges a management fee to Time Capital Advisory Services, Inc., a related entity.

3. Profit Sharing Plan

The Company has a discretionary, non-contributory profit sharing plan for the benefit of certain employees. There were no contributions for the year ended March 31, 2007.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At, March 31, 2007 the Company was in compliance with these regulations.

5. Anti-Money Laundering Program.

The Company is required to have a program to actively prevent and prohibit money laundering and any activity that facilitates money laundering or the funding of terrorist or criminal activities.

6. Pension Plan

The Company has a qualified, noncontributory defined-benefit retirement plan covering substantially all of its employees.

TimeCapital Securities Corp
Net Capital Computation Under 15c3-1 of the
Securities and Exchange Commission

Schedule 1

31-Mar-07

ASSETS	928,390.00
LESS LIABILITIES	(363,022.00)
TOTAL OWNERSHIP EQUITY	565,368.00
LESS NON-ALLOWABLES	(172,428.00)
TNC BEFORE HAIRCUTS & UNDUE CONCENTRATION	392,940.00
LESS HAIRCUTS	(3,875.00)
LESS UNDUE CONCENTRATION	0.00
NET CAPITAL	**389,065.00**
MINIMUM NET CAPITAL REQUIREMENT	(100,000.00)
EXCESS NET CAPITAL	289,065.00
AI/NC RATIO	93%
NON A. I. Liabilities	0.00

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

The difference between the net capital computation as reported on TimeCapital Securities Corporation FOCUS report - Part IIA as of March 31, 2007 results from year end bonuses calculated after year end ($32,000), and other minor differences. These differences have been reconciled and there is no material difference between this audit and the FOCUS filing as amended.

TimeCapital Securities Corporation
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended March 31, 2007

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Joseph Amundsen
Certified Public Accountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Independent Auditor's Report of Internal
Accounting Control Required by SEC Rule 17a-5

To the Shareholders of
TimeCapital Securities Corporation

In planning and performing my audit of the financial statements of TimeCapital Securities Corporation, (the Company), as of and for the year ended March 31, 2007, in accordance with auditing standards generally accepted in the United States of America, I considered its internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Joseph Amundsen, CPA
New York, New York
May 16, 2007

END